Public Power Corporation S.A. - File No 82-34707



PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece



SEC MAIL
RECEIVED
APR 22 2005
WASH. D.C.

BY COURIER No/Date : F/01 238 / 18-4-2005

Securities and Exchange Comm
450 Fifth Street, NW
Washington, D.C. 20549
USA



05007682

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer

PROCESSED
MAY 06 2005
THOMSON
FINANCIAL

Enclosure
- An announcement



PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

Following announcement No 9832/28-2-2005, Public Power Corporation S.A. informs investors that the shareholders' Annual General Meeting shall take place after 24 May 2005 and consequently, the share will trade ex-dividend 2004 after 25 May 2005 and prior to 17 June 2005 maturity date of derivatives over shares and over the FTSE/ASE-20 index, in the calculation of which PPC's shares participate.

Athens, 18 April 2005

Public Power Corporation S.A. - File No 82-34707



PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece


SEC MAIL PROCESSING
RECEIVED
APR 22 2005
WASH. D.C. 209 SECTION

BY COURIER

No/Date : 5 / D1 : 238 / 18-4-2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer

Enclosure

- An announcement


ΔΕΗ

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

Following announcement No 9832/28-2-2005, Public Power Corporation S.A. informs investors that the shareholders' Annual General Meeting shall take place after 24 May 2005 and consequently, the share will trade ex-dividend 2004 after 25 May 2005 and prior to 17 June 2005 maturity date of derivatives over shares and over the FTSE/ASE-20 index, in the calculation of which PPC's shares participate.

Athens, 18 April 2005